SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)
☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2007

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ___to ___

Commission file number 000-24566-01

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MB Financial, Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office :

MB Financial, Inc. 800 West Madison Street Chicago, Illinois 60607

MB FINANCIAL, INC. 401(k) PROFIT SHARING PLAN

Required Information

The MB Financial, Inc. 401(k) Profit Sharing Plan (the “Plan”) is subject to the provisions of the Employee Retirement Security Act of 1974, as amended (“ERISA”), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. Attached to this report as Exhibit 23 is the consent of McGladrey & Pullen LLP.

2

MB Financial, Inc.
401(k) Profit Sharing Plan

Financial Report
December 31, 2007

Report of Independent Registered
   Public Accounting Firm

To the Plan Administrator
MB Financial, Inc.
401(k) Profit Sharing Plan
Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of MB Financial, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the plan management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the MB Financial, Inc. 401(k) Profit Sharing Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Assets (Held at End of Year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/McGladrey & Pullen, LLP

Chicago, Illinois
June 30, 2008

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MB Financial, Inc.
401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006

Assets
Investments at fair value:
Shares of registered investment companies	$64,303,479	$45,050,898
Common collective trust	11,978,593	13,241,312
Common stock of MB Financial, Inc.	9,763,845	10,708,545
Participant loans	1,342,646	1,059,049
	87,388,563	70,059,804
Receivables:
Employer contributions	3,742,872	3,190,718
Participant contributions	-	8,140
	3,742,872	3,198,858

Cash	-	453,974

Total assets	91,131,435	73,712,636

Liabilities, excess contributions	127	90,716

Net assets available for benefits at fair value	91,131,308	73,621,920

Adjustment from fair value to contract value for interest in common
collective fund relating to fully benefit-responsive investment contracts (Note 2)	110,563	214,897

Net assets available for benefits	$91,241,871	$73,836,817

See Notes to Financial Statements.

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MB Financial, Inc.
401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Investment income:
Net appreciation in fair value of investments	$835,785
Interest and dividends	4,555,553
5,391,338
Contributions:
Participants	4,033,852
Employer	3,742,872
Rollovers	322,163
8,098,887

Total additions	13,490,225

Deductions:
Benefits paid	13,483,346
Administrative expenses	13,700
Total deductions	13,497,046

Net decrease prior to transfers in	(6,821)

Transfers in	17,411,875

Net increase after transfers in	17,405,054

Net assets available for benefits:
Beginning of year	73,836,817

End of year	$91,241,871

See Notes to Financial Statements.

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MB Financial, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements

Note 1.	Plan Description

The following description of the MB Financial, Inc. 401(k) Profit Sharing Plan (the "Plan"), provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution plan covering all full-time and part-time employees of MB Financial, Inc. (the "Company").  Employees scheduled to work at least twenty hours per week are eligible upon completion of three months of service and enter the Plan effective as of the first day of the month following meeting eligibility.  Employees scheduled to work less than twenty hours per week are eligible upon completion of 1,000 hours of service in a 12-month period beginning on their date of hire and enter the Plan on the January 1, or July 1 after meeting the eligibility requirements.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant accounts:

Each participant's account is credited with the participant's contributions, the Company's matching contributions, and an allocation of (a) Plan earnings, and (b) the Company's profit sharing contributions, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Contributions:

The Company contributes to the Plan from current or accumulated profits.  In 2007, the Company contributed on behalf of each participant a matching contribution equal to 100% of each participant's deferral contribution up to the first 2% of the participant's compensation and 50% of each participant's deferral contribution for the next 2% of the participant's compensation along with a profit sharing contribution of approximately 3.5% of total compensation in 2007.  Each participant may make tax deferred contributions up to 25% of his or her compensation, as defined in the Plan.  Participants may make rollover contributions to the Plan from prior employer plans.  Contributions are subject to certain limitations.

Vesting:

Participants are immediately vested in their contributions and Company matching contributions plus actual earnings thereon.  Vesting in the Company’s profit sharing contribution portion of their accounts plus actual earnings thereon, if any, is based on years of service, as defined.  A participant is 100% vested after 6 years of credited service.

Investment options:

Upon enrollment in the Plan, participants may direct their contributions, the Company's matching contributions, and the Company's profit sharing contributions in a variety of investment options as more fully described in the Plan's literature.  Participants may change their investment options at any time.

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MB Financial, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements

Note 1.	Plan Description (continued)

Participant loans:

Participants may borrow from their accounts, generally up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances.  Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence.  The loans are collateralized by the balance in the participant's account.  The interest rate is the Prime Rate as received by Vanguard from Reuters plus 1%.  Prior to December 11, 2007, the loan interest rates were commensurate with local prevailing rates as determined quarterly by the Plan Administrator.  The procedure for determining the loan interest rate is subject to change at the discretion of the Plan Administrator.  Current interest rates on outstanding loans range from 4.0% to 10.0%.  Principal and interest payments are required to be paid not less than quarterly.

Payment of benefits:

Upon retirement, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or installment payments.  The balance in this account may be used to purchase a single premium annuity contract.  Upon termination, a participant may elect to receive a lump-sum amount or direct rollover into another plan equal to the vested value of his or her account, or if his or her vested value is greater than $5,000 he or she may elect equal installment payments commencing within sixty days after the close of the plan year in which employment is terminated.  Additionally, the Plan allows for hardship withdrawals under specific situations outlined in the Plan document.  In the case of a qualifying hardship withdrawal, the Administrator, at the election of the Participant, shall direct the trustee to distribute to any participant in any one plan year up to the lesser of 100% of the vested balance of any account of the participant, or the amount necessary to satisfy the immediate and heavy financial need of the participant or a beneficiary of the participant.

Benefits are recorded when paid.

Forfeitures:

At each anniversary date, defined as December 31, any forfeitures since the prior anniversary date shall be made available to reinstate previously forfeited account balances for former participants.  The remaining forfeitures, if any, shall be used to reduce the contribution of the Company in the year in which such forfeitures occur.  For the year ended December 31, 2007, Company contributions were reduced by approximately $470,000 from forfeited non-vested accounts.

Trustee and Recordkeeper:

Effective December 11, 2007, the Plan changed its custodian and recordkeeper from MFS to Vanguard. The Plan also changed investment options to accounts offered by Vanguard. Vanguard holds the Plan’s investment in MB Financial, Inc. common stock.  The MB Financial Bank trust department acted as trustee through February 21, 2007; MFS from February 21, 2007 through December 11, 2007; and Vanguard from December 11, 2007 forward.

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MB Financial, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements

Note 2.	Significant Accounting Policies

Basis of accounting:

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

New Accounting Standards:

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements.  SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

Investment valuation and income recognition:

As described in Financial Accounting Standards Board Staff Position FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans (the FSP), investment contracts held by a defined-contribution plan are to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Plan investments are stated at fair value.  Shares of registered investment companies are valued at quoted net assets values which approximate the fair value of shares held by the Plan at year-end.  Shares of MB Financial, Inc. common stock are valued at quoted market prices.  Shares held in common/collective trust funds are reported at fair value based on the unit prices quoted by the fund, representing the fair value of the underlying investments.  The investments in the fully benefit-responsive investment contracts are stated at contract value which is equal to principal balance plus accrued interest.  As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.  The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.  The participant loans are valued at cost which approximates fair value.

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MB Financial, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements

Note 2.            Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Participant loans are valued at amortized cost, which approximates fair value.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and those changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 3.	Investments

The following represents the Plan's investments at December 31, 2007 and 2006.  Investments representing 5% or more of the Plan's net assets are separately stated.

	2007	2006

Shares of registered investment companies:
Mass Investors Growth Stock Fund	$-	$4,703,429
MFS Value Fund	-	11,986,645
Calvert Income Fund A	-	5,787,569
American Funds Growth Fund of America; R-4 Class	6,162,511	-
PIMCO Funds: Total Return Fund	6,618,359	-
Vanguard Windsor II Fund Investor Shares	13,075,677	-
Other	38,446,932	22,573,255

Common stock:
MB Financial, Inc.	9,763,845	10,708,545
Common/collective trusts:
MFS Stable Asset Fund	11,571,646	13,241,312
Other	406,947	-
Participant loans	1,342,646	1,059,049
	$87,388,563	$70,059,804

The Plan's investments, including investments bought, sold, and held during the year ended December 31, 2007, appreciated (depreciated) in value as follows:

Shares of registered investment companies	$2,565,731
Common stock	(1,729,946)
$835,785

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MB Financial, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements

Note 4.	Related Party Transactions

The Company provides certain administrative services to the Plan and is not reimbursed.  Certain other administrative expenses are paid by the Company.  These expenses are not material to the financial statements.

The Plan held 316,699 shares units of MB Financial, Inc. common stock with a cost of $8,228,176 and a fair value of $9,763,845 at December 31, 2007.  The Plan purchased approximately 57,409 shares of MB Financial, Inc. common stock at a cost of $1,904,436 and sold approximately 25,436 shares for $888,944 during the year ended December 31, 2007.  The Plan held 284,726 shares of MB Financial, Inc. common stock with a cost of $7,049,373 and a fair value of $10,708,545 at December 31, 2006.

The Plan invests in certain registered investment companies and common/collective trusts managed by Vanguard.  Vanguard is the trustee and custodian of the Plan's assets and therefore these transactions qualify as party-in-interest transactions.

Note 5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will become fully vested in their accounts.

Note 6.	Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 10, 2003, that the Plan is qualified and the trust established under the Plan is exempt under the appropriate sections of the Internal Revenue Code ("IRC").  The Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC.  The plan has been amended subsequent to the most recent amendment indicated in the determination letter.

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MB Financial, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements

Note 7.	Reconciliation of Differences Between these Financial Statements and the Financial Information Required on Form 5500

The following is a reconciliation of the differences between these financial statements and the financial information shown on Form 5500:

	2007	2006
Net assets available for benefits per
the financial statements	$91,241,871	$73,836,817
Fair value of fully benefit-responsive contracts	(110,563)	(214,897)
Plus: Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	110,563	214,897
Excess contributions	127	90,716
Net assets available for benefits per the Form 5500	$91,241,998	$73,927,533

Changes in net assets available for benefits
per the financial statements	$(6,821)
Excess contributions	(90,589)
Changes in net assets available for benefits
per the Form 5500	$(97,410)

Note 8.	Plan Merger

In December 2006, the Plan Sponsor approved the merger of the First Oak Brook Bancshares, Inc. (FOBB) Employees’ Stock Bonus Plan and the FOBB 401(k) Savings Plan into the Plan.  The net assets of both plans of approximately $17.4 million were transferred into the Plan effective January 1, 2007. Effective January 1, 2007, former FOBB employees  were eligible to participate in the Plan.

Note 9.	Plan Amendment

On December 5, 2007, effective January 1, 2008, the Plan was amended and now qualifies as a Safe Harbor Plan.  The employer match was changed for 2008, with the Company contribution equal to 100% of each participant's deferral contribution up to the first 1% of the participant's compensation and 50% of each participant's deferral contribution for the next 5% of the participant's compensation.   In addition, the employer matching contribution will now vest after two years. The Plan was also amended to include a Roth 401(k) feature and an ESOP feature, and eliminates certain forms of benefit payments.

Note 10.	Subsequent Event

The Internal Revenue Service has determined and informed the Company by a letter dated April 11, 2008, that the Plan is qualified and the trust established under the Plan is exempt under the appropriate sections of the Internal Revenue Code ("IRC").

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MB Financial, Inc.
401(k) Profit Sharing Plan

Schedule H, Line 4i - Assets (Held at End of Year)
December 31, 2007
EIN 36-4460265, PN 001
		(c) Description of investment
	(b) Identity of issue,	including maturity date,
	borrower, lessor	rate of interest, collateral,	(d)	(e) Current
(a)	or similar party	par or maturity value	Cost	Value

	American Funds Growth Fund of America; R-4 Class	Registered Investment Company	N/A	$6,162,511
	Davis New York Venture Fund, Inc. - Class A Shares	Registered Investment Company	N/A	$2,072,712
	Lord Abbett Small-Cap Blend Fund - Y Shares	Registered Investment Company	N/A	$1,231,294
	PIMCO Funds: Total Return Fund	Registered Investment Company	N/A	$6,618,359
	Third Avenue Trust: Third Avenue Value Fund	Registered Investment Company	N/A	$1,182,676
*	Vanguard 500 Index Fund Investor Shares	Registered Investment Company	N/A	$3,579,127
*	Vanguard International Growth Fund	Registered Investment Company	N/A	$4,248,340
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	N/A	$2,415,522
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	N/A	$1,307,451
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	N/A	$2,269,122
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	N/A	$3,660,905
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	N/A	$3,234,558
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	N/A	$3,599,505
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	N/A	$2,861,329
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	N/A	$2,474,522
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	N/A	$1,341,164
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	N/A	$1,253,619
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	N/A	$358,569
*	Vanguard Target Retirement Income	Registered Investment Company	N/A	$1,088,707
*	Vanguard Windsor II Fund Investor Shares	Registered Investment Company	N/A	$13,075,677
*	Vanguard - Prime Money Market Fund	Registered Investment Company	N/A	$267,810
*	MFS Fixed Fund	Common/Collective Trust	N/A	$11,571,646
*	Vanguard – Retirement Savings Trust	Common/Collective Trust	N/A	$406,947
*	MB Financial, Inc. Stock	Common Stock	N/A	$9,763,845
*	Participant Loans	Interest Rates Range from	N/A	$1,342,646
		4.0% to 10.00% Maturing
		through 7/16/2022

				$87,388,563

* Party-in-interest – refer to Note 4.
N/A – Investments are participant directed; therefore, cost is not applicable.

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Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MB FINANCIAL, INC. 401(k) PROFIT SHARING PLAN

		By:	MB Financial Bank, N.A.

Date:	June 30, 2008		/s/ Jill E. York
Jill E. York Executive Vice President and Chief Financial Officer